[ADAMS AND REESE LLP LETTERHEAD]

June 9, 2009

Via Facsimile No. 202-772-9203

Mr. Perry J. Hindin

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE — Mail Stop 7010

Washington, D.C. 20549-3628

Re:                             Evolution Petroleum Corporation

Schedule TO-I, as amended

Filed May 21, 2009

File No. 005-46383

Dear Mr. Hindin:

On behalf of Evolution Petroleum Corporation (“Evolution” or the “Company”), we are responding to comments of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Staff dated May 29, 2009, with respect to the above-referenced issuer tender offer statement (the “Schedule TO-I”).  As you are aware the Schedule TO-I was filed in connection with an exchange program (the “Exchange Program”), whereby eligible participants were presented with the opportunity to exchange “underwater” options for restricted stock (the “Offer to Exchange”).  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in your letter.  Evolution’s response follows each applicable comment or request.  All capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange.

Schedule TO-I

Offer to Exchange

General

1.                                     Based on disclosure on the first page of the Offer to Exchange as well as a telephone conversation with Mr. Michael Larkin of Adams and Reese LLP, counsel to the Company, it appears that the Company is attempting to use its registration statement on Form S-8 filed on July 3, 2008 to register the Offer to Exchange.  Please be advised that Form S-8 may not be used to register this transaction.  In addition, based on your disclosure in response to Question 16 on page 5 of the Offer to Exchange regarding the requirement that option holders remit a cash payment, it does not appear that the Company may currently rely on the exemption from

Mr. Perry J. Hindin

June 9, 2009

registration offered by Section 3(a)(9) of the Securities Act of 1933.  Please advise us in the response letter how the Offer to Exchange is permissible under Section 5 of the Securities Act.  Please also indicate what consideration, if any, the Company has given to revising the terms of the Offer to Exchange so that it may in the future rely on Section 3(a)(9).

Response:

The Company respectfully advises the Staff that it believes the Exchange Program described in the Schedule TO-I is permissible under the Securities Act of 1933 (the “Securities Act”) for the reasons set forth below.

The Company believes that using an S-8 to register the securities offered in the Exchange Program is permissible.  General Instruction A.1.(a) of Form S-8 states that Form S-8 may be used to register “securities of the registrant to be offered under any employee benefit plan to its employees or employees of its subsidiaries or parents.”  Furthermore, the Staff has previously recognized the valid use of an S-8 in similar exchange programs, stating that in an option repricing program a registrant “may be able to rely on the S-8 where the repriced options come from the same plan.”(1)  Under the terms of the Company’s Exchange Program, restricted stock derived from the Amended and Restated 2004 Stock Plan, which has been registered through the Company’s existing S-8, will be issued to employees and consultants of the Company in exchange for outstanding options which were also granted and registered under the same Plan and S-8.  However, as described below, because the transaction is exempt from registration under Section 3(a)(9) of the Securities Act (or, in the alternative, Section 4(2) of the Securities Act), the Company has deleted all references in the Offer to Exchange to registration of the Exchange Program under its previously filed Form S-8.

Notwithstanding the Staff’s conclusion regarding the foregoing, the Exchange Program is not required to be registered under the Securities Act, because the Company will issue the restricted stock to its employees and consultants pursuant to the exemption from registration afforded under Section 3(a)(9) of the Securities Act.  Section 3(a)(9) states that any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange is exempt from registration under Section 5 of the Securities Act.  In the Exchange Program, only existing option holders (other than directors and executive officers of the Company) will have the opportunity to exchange their options for restricted stock.  Furthermore, no commission or remuneration will be paid for soliciting such exchange.

(1) American Bar Association Technical Session Between the SEC Staff and the Joint Committee on Employee Benefits, Questions and Answers (May 9, 2000).

Mr. Perry J. Hindin

June 9, 2009

The Company believes the initial requirement for Eligible Persons to pay the $0.001 par value of the restricted stock did not affect its ability to claim the 3(a)(9) exemption because such payments are not given directly or indirectly for soliciting such exchange.  In addition, in the instant matter, the par value was truly for a nominal amount ($0.001 per share) and was by no means part of a capital raising transaction.  As a result, we do not believe the existence of a par value requirement was the type of compensation or remuneration which would vitiate the Section 3(a)(9) exemption.  Nevertheless, we have omitted the requirement that Eligible Persons pay par value to eliminate any uncertainty regarding the availability of Section 3(a)(9).  We have amended Schedule TO and the Exchange Program documents to remove any references to payment of a par value.

In the alternative, the Company believes the Exchange Program is exempt from registration under Section 4(2) of the Securities Act.  Each of the Eligible Persons participating in the Exchange Program has the ability to fend for himself.(2)  There are only ten people eligible to participate in the Exchange Program and each of these persons has access to all essential information regarding the Company and the Exchange Program.

Conditions of this Exchange Program, Page 17

2.                                     We note the condition described in clause (c)(v) relating to “any significant increase or decrease in the market price of the shares of our common stock” (emphasis added).  We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied.  Please revise the disclosure in this clause to allow for objective verification that the condition has been satisfied.

Response:

In response to the Staff’s comment regarding further clarity and objectivity of the condition described in clause (c)(v), the Company has deleted  clause (c)(v) in its entirety.

3.                                     We note the representation that the Company may assert the conditions regardless of the circumstances giving rise to such conditions.  Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the Company.

Response:

As requested by the Staff, the Company has revised the language in Section 7 of the Offer to Exchange regarding the accrual and assertion of the express conditions to the Exchange

(2) Securities & Exchange Commission v. Ralston Purina Co, 346 U.S. 119, 125 (1953) (stating that an offering to those who are shown to be able to fend for themselves is a transaction not involving any public offering).

Mr. Perry J. Hindin

June 9, 2009

Program in an effort to remove any implication that the offer conditions may be triggered through the action or inaction of the Company.  The revised language is as follows:

We may assert them in our sole discretion when events occur that give rise to such conditions before the expiration date, so long as such condition was not triggered as a result of any action or inaction by us.

4.                                     We note in the fourth sentence of the last paragraph of this section the disclosure relating to the Company’s failure to exercise any of the rights described in this section.  This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time.  Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the Company’s understanding that if an offer condition is triggered, it will notify shareholders whether or not it has waived such condition.

Response:

In response to the Staff’s comment, the Company has revised the fourth sentence of the last paragraph in Section 7 as follows:

If a condition is triggered and we do not exercise any of our rights to terminate or amend this Exchange Program or postpone our acceptance and cancellation of any Eligible Option Grants tendered for exchange, such inaction shall be deemed a waiver of the triggering condition, and we shall notify all Eligible Persons of such waiver.  Depending on the materiality of the waived condition and the number of days remaining in the offer, we may extend the offer and circulate disclosures and other Exchange Program documents to Eligible Persons as required by applicable securities laws.

5.                                     We note disclosure in the same paragraph that any determination the Company makes concerning the events described in this section shall be final and binding.  Revise to state that security holders may challenge the Company’s determinations in a court of competent jurisdiction.  Please make corresponding revisions to Section 3, Determination of Validity and Section 4, Withdrawal Rights.

Mr. Perry J. Hindin

June 9, 2009

Response:

In response to the Staff’s comment, the Company has amended its Schedule TO to revise the referenced language in Section 7 of the Offer to Exchange to state that the Company’s determination concerning the waiver or assertion of the conditions of the Exchange Program may be challenged by any Eligible Person in a court of competent jurisdiction.  The Company has likewise included language in Sections 3 and 4 of the Offer to Exchange providing that the Company’s final determination as to such matters may be challenged in a court of competent jurisdiction.

Information Concerning Evolution Petroleum Corporation, page 19

6.                                     It appears that the company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c).  Please provide the information required by Item 1010(c)(4) and (5) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised its financial disclosures to include the required disclosures regarding book value per share as of the date of the most recent balance sheet and the required disclosures regarding the ratio of earnings to fixed charges.

Extention of Exchange Program; Termination; Amendment, page 22

7.                                     In the second paragraph of this section, the Company reserves the right to terminate or amend the offer upon the occurrence of any of the events listed as offer conditions “by giving oral or written notice” of such termination to its employees.  We do not believe that orally informing the employees of such a development, without more, satisfies the Company’s obligations under the tender offer rules.  Please confirm that the Company will provide appropriate notice through the filing and dissemination of revised offer materials.  See Rule 13e-4(c)(3) and (e)(3).

Response:

In response to the Staff’s comment, the Company has eliminated any reference in Section 14 regarding the Company’s right to provide oral notice to Eligible Persons of the termination or amendment of the Exchange Program and has revised Section 14 to indicate that the Company will provide notice of termination or amendment of the Exchange Program through the filing and dissemination of revised offer materials.

Mr. Perry J. Hindin

June 9, 2009

Miscellaneous, page 24

8.              We note the disclosure in the third paragraph of this section.  If this language is intended to apply to holders of Restricted Stock located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders.  Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957.  Please:

•                  advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8);

•                  confirm that the offer is being made in reliance upon the March 2001 Exemptive Order and provide a brief analysis in support of the Company’s eligibility to rely on such order; or

•                  revise the disclosure here consistent with that rule.

Response:

The Company respectfully advises the Staff that it believes that the conditions set forth in the U.S. Securities and Exchange Commission’s March 21, 2001 exemptive order regarding Issuer Exchange Offers Conducted for Compensatory Purposes have all been satisfied.  The exemptive order specifies that Rules 13e-4(f)(8)(i) and (ii) will not apply to issuer tender offers, in which the subject security is an option, that satisfy the following conditions (the conditions are set forth in bold font and the Company’s compliance with such conditions is described under each condition):

The Exchange Program is conducted for compensatory purposes:

The purpose behind the Exchange Program is compensatory in nature, as is stated in Answer 2 of the Summary Term Sheet and in Section 2 of the Offer to Exchange on pages 2 and 15, respectively of Exhibit (a)(1)(i), by providing Eligible Persons the opportunity to exchange stock options that may have become ineffective at providing their intended incentives and retention value for restricted stock.

The issuer is elegible to use Form S-8, the options subject to the Exchange Program were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the Exchange Program will be issued under such an employee benefit plan.

The Company is eligible to use Form S-8.  All options subject to the Exchange Program were validly issued under the Company’s Amended and Restated 2004 Stock Plan, and

Mr. Perry J. Hindin

June 9, 2009

all options offered in the Exchange Program will be issued pursuant to such plan.  This plan is an employee benefit plan as defined in Rule 405 of the Securities Act.  The Company is eligible to register securities with respect to this Exchange Program on Form S-8 because all of the individuals holding options subject to the Exchange Program are employees or consultants of the Company on the respective dates of grant.

In addition to the foregoing, the Company respectfully advises the Staff that the Company has no employees or consultants outside of the United States and, therefore, none of the persons eligible to participate in the Exchange Program are located outside of the United States.

Pursuant to the Staff’s request, the Company hereby acknowledges that it is the policy of the Commission that:

•                                         The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•                                         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these comments, please contact the undersigned at (713) 308-0166.

Very truly yours,

Adams and Reese LLP

/Michael T. Larkin/
Michael T. Larkin

cc:                               Nicholas Panos

Senior Special Counsel

United States Securities and Exchange Commission

Sterling H. McDonald

Evolution Petroleum Corporation